UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

 August 2026

Commission File Number 001-16125

ASE Technology Holding Co., Ltd.

(Translation of registrant’s name into English)

 26, Chin 3rd Road

Kaohsiung, Taiwan

Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TECHNOLOGY HOLDING CO., LTD.

Date: August 10, 2026	By:	/s/ Joseph Tung
Name: Joseph Tung
Title: Chief Financial Officer

Investor Relations Contact:

ir@aseglobal.com Tel: +886.2.6636.5678 https://www.aseglobal.com

ASE Technology Holding Co., Ltd.

Announces Monthly Net Revenues*

Taipei, Taiwan, R.O.C., august 10, 2026 – ASE Technology Holding Co., Ltd. (NYSE: ASX, TAIEX: 3711, “ASEH” or the “Company”), announces its unaudited consolidated net revenues for July 2026.

Consolidated net revenues (unaudited)

	Jul	Jun	Jul	Sequential	YoY
(NT$ Million)	2026	2026	2025	Change	Change
Net Revenues	73,784	65,783	51,542	+12.2%	+43.2%

	Jul	Jun	Jul	Sequential	YoY
(US$ Million)	2026	2026	2025	Change	Change
Net Revenues	2,309	2,092	1,769	+10.4%	+30.6%

Net revenues for ATM assembly, testing and material business are as follows:

atm net revenues (unaudited)

	Jul	Jun	Jul	Sequential	YoY
(NT$ Million)	2026	2026	2025	Change	Change
Net Revenues	47,524	43,485	31,783	+9.3%	+49.5%

	Jul	Jun	Jul	Sequential	YoY
(US$ Million)	2026	2026	2025	Change	Change
Net Revenues	1,487	1,383	1,091	+7.6%	+36.4%

*This press release is intended to comply with Taiwan regulatory requirements.

Safe Harbor Notice:

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. These forward-looking statements are necessarily estimates reflecting the best judgment of our senior management and our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied by the forward-looking statements for reasons including, among others, risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent shift in United States trade policies; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including the 2025 Annual Report on Form 20-F filed on April 1, 2026.